NO ACT

PE
12-30-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09035366

Received SEC

FEB 27 2009

Washington, DC 20549

February 27, 2009

David S. Maltz
Vice President, Legal and Assistant Corporate Secretary
Duke Energy Corporation
P.O. Box 1006
Charlotte, NC 28201-1006

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-27-09

Re: Duke Energy Corporation
Incoming letter dated December 30, 2008

Dear Mr. Maltz:

This is in response to your letter dated December 30, 2008 concerning the shareholder proposal submitted to Duke Energy by the Free Enterprise Action Fund. We also have received a letter on the proponent's behalf dated December 31, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner and General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

February 27, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Energy Corporation
Incoming letter dated December 30, 2008

The proposals relate to the qualifications, conflict of interest disclosures and compensation of Duke Energy board members and nominees.

There appears to be some basis for your view that Duke Energy may exclude the proposals under rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Duke Energy omits the proposals from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

December 31, 2008

RECEIVED
2009 JAN -6 PM 3:18
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to Duke Energy under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a December 30, 2008 request from Duke Energy to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that Duke Energy's request is without merit and that there is no legal or factual basis for Duke Energy to exclude the Proposal from its 2008 Proxy Materials.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from any role in this matter.

I. The Proposal is not excludable under Rule 14a-8(c).

Duke Energy seeks to exclude the Proposal on the grounds that the Proposal contains three parts that Duke Energy regards as three separate proposals.

A multi-part proposal, however, is not *ipso facto* excludable under Rule 14a-8(c). A multi-part proposal that relates to a single concept is permissible. *See e.g., Computer Horizons Corp. (April 1, 1993).*

In the instant case, the Proposal has multiple parts that relate to a single concept — improving director accountability. The Proposal seeks to accomplish that single concept by ensuring that directors have a substantial and pre-existing interest in the company, identifying and disclosing director conflicts of interest, and incentivizing directors to take an active interest in corporate affairs.

Under Duke Energy's rationale for excluding the proposal, the only way shareholders could achieve the sort of director accountability contemplated by the Proposal would be for individual shareholders to act in concert and submit three different proposals. But such a requirement would be the exaltation of form over substance.

The tumultuous corporate and market events of 2008 indicate that directors are often not meeting their fiduciary responsibilities to shareholders. Director positions often seem to be mere rubber-stamping sinecures that benefit the directors regardless of their performance. The Proposal seeks to improve director accountability to shareholders through a mandatory change in corporate by-laws.

To exclude the proposal based on arbitrary procedural considerations would be to continue to leave shareholders exposed to self-serving, incompetent, disloyal and overpaid directors.

II. The Proposal is not excludable under Rule 14a-8(f)(1).

The Proposal is not deficient for the reasons described above. Accordingly, no deficiency needed to be cured as alleged by Duke Energy.

III. Thomas Kim should recuse himself from this matter.

We request that Thomas Kim, chief counsel of the Staff, recuse himself from this matter because he is a former attorney for the General Electric Company ("GE") and he may be biased against the FEAOX because of its shareholder activities.

While Mr. Kim was employed by GE:

- The Staff three-times refused to grant GE no-action requests on global warming shareholder proposals filed by the FEAOX;
- A member of Gibson, Dunn & Crutcher, GE's law firm, was sanctioned by his employer for sending an obscene e-mail to the FEAOX related to a shareholder proposal filed with GE. *See* http://blogs.wsj.com/law/2007/02/12/law-blog-email-of-the-day-by-gibson-dunns-larry-simms/.
- GE joined the U.S. Climate Action Partnership, many members of which have received shareholder proposals from the FEAOX, including Duke Energy.

V. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject Duke Energy's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Duke Energy and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to Duke Energy and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Duke Energy or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Duke Energy's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

cc: David S. Maltz, Duke Energy

Duke Energy.

David S. Maltz
Vice President, Legal and
Assistant Corporate Secretary

Duke Energy Corporation
EC03T / 526 S. Church St.
Charlotte, NC 28202

Mailing Address:
P.O. Box 1006
Charlotte, NC 28201-1006

704-382-3477 phone
704-382-4439 fax
david.maltz@duke-energy.com

December 30, 2008

Via Hand Delivery and Email to **shareholderproposal@sec.gov**
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Duke Energy Corporation – Exclusion of Shareholder Proposal by The Free Enterprise Action Fund Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by Duke Energy Corporation (the "Corporation") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to that certain shareholder proposal, dated December 1, 2008, and accompanying supporting statement (the "Proposal"), attached hereto as Exhibit A, submitted for inclusion in the Corporation's 2009 proxy materials for its 2009 annual meeting of shareholders ("2009 Proxy Materials") on behalf of The Free Enterprise Action Fund (the "Proponent").

In accordance with Rule 14a-8(j), the Corporation hereby gives notice of its intention to exclude the Proposal from the 2009 Proxy Materials and respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Corporation excludes the Proposal from the 2009 Proxy Materials. By a copy of this submission, we notify the Proponent of the Corporation's intention to omit the Proposal from its 2009 Proxy Materials.

This letter constitutes the Corporation's explanation of why it believes the Corporation may exclude the Proposal from the 2009 Proxy Materials. Enclosed are five additional copies of this letter, including all Exhibits.

1. The Proposal

A copy of the full text of the Proposal is set forth in Exhibit A. The Proposal is in the form of a resolution to be adopted by the Company's shareholders urging three separate changes, with respect to three different matters, to the Corporation's by-laws as follows:

"1. PRE-EXISTING INTEREST IN CORPORATE SUCCESS. Candidate directors must personally have owned at least $2,000 worth of [the Corporation's] common stock for at least one year prior to their nomination..."

"2. CONFLICT OF INTEREST DISCLOSURE. Upon nomination to the board, each candidate director must declare any known or reasonably likely potential conflicts of interest, and affirm that his personal relationships...will not materially conflict with the interests of shareholders. Conflict of interest disclosures should be posted on [the Corporation's] web site..."

"3. COMPENSATION TIED TO CORPORATE SUCCESS. Exclusive of expenses, director compensation is limited to [the Corporation's] common stock..."

2. Summary of the Corporation's Position

The Corporation believes that it may properly omit the Proposal from the 2009 Proxy Materials for the reason that, pursuant to Rule 14a-8(c), the Proposal violates the requirement that only one proposal may be submitted by a shareholder for a particular shareholders' meeting.

3. The Requirements of Rule 14a-8(c)

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Proposal clearly presents more than one proposal by setting forth three suggestions that each should be construed as shareholder proposals. As outlined in Section 1 of this letter, the Proposal includes three numbered items. The items address (i) director-nominee qualifications, (ii) disclosure practice on conflicts of interest and (iii) director compensation. Further, the items within the Proposal apply to different groups. The first numbered item in the Proposal applies to candidates for the position of director and the second and third numbered items apply to directors of the Corporation.

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if the company notifies the shareholder within 14 calendar days that the shareholder's proposal has procedural or eligibility deficiencies, and the shareholder fails to cure the procedural or eligibility deficiencies within 14 days after the shareholder receives the company's notice. Relying on these rules, the Staff has consistently taken the position that a company may exclude a shareholder proposal when a shareholder submits more than one proposal and does not reduce the number of proposals to one following notice from the company. See, *e.g.*, *AmerInst Insurance Group, Ltd.* (April 3, 2007); *Peregrine Pharmaceuticals, Inc.* (July 28, 2006); *Compuware Corporation* (July 3, 2003); *Football USA, Inc.* (April 3, 2001) *American Electric Power Co., Inc.* (January 2, 2001); *IGEN, International, Inc.* (July 3, 2000).

By letter dated December 15, 2008, sent via overnight mail, the Corporation advised the Proponent of the procedural defect in the Proposal (the "Defect Letter"). A copy of the Defect Letter is attached hereto as Exhibit B. The Defect Letter advised the Proponent of the Corporation's view that it has submitted multiple proposals and informed the Proponent of the requirements of Rule 14a-8(c). The Defect Letter further stated that the Proponent would need to revise the Proposal so that it was submitting only one shareholder proposal within 14 calendar days of receipt of the Defect Letter.

As of the date of this letter, the Proponent has not cured the deficiencies in the Proposal.

4. Conclusion

For the reasons set forth above, the Proposal is clearly a composite of three separate proposals, each relating to different matters and is, accordingly, in violation of Rule 14a-8(c). The Corporation respectfully requests that the Staff not recommend enforcement action if the Proposal is excluded from the 2009 Proxy Materials. If the Staff does not concur with the Corporation's position, we would be grateful to have an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions regarding this request or require any further information, please telephone the undersigned at (704) 382-3477.

Sincerely,

David S. Maltz
Vice President, Legal and Assistant Corporate Secretary
Duke Energy Corporation

Enclosures

cc: James E. Rogers, Chairman, President and Chief Executive Officer, Duke Energy Corporation
Marc E. Manly, Group Executive, Chief Legal Officer and Corporate Secretary, Duke Energy Corporation
Steven J. Milloy c/o Action Fund Management, LLC

Exhibit A

action fund
management.LLC
12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

BY FAX

December 1, 2008

Julia S. Janson
SVP, Ethics and Compliance and Corporate Secretary
Duke Energy
PO Box 1006, Charlotte, NC 28201-1006

Dear Ms. Janson:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Duke Energy Corp. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund ("FEAOX") is the beneficial owner of approximately 813 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder's appropriate verification of the FEAOX's beneficial ownership will follow.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of Duke Energy Common Stock

Attachment: Shareholder Proposal: Director Accountability

Director Accountability

Resolved: That the Company amend its bylaws to make members of the board of directors more accountable to shareholders as follows:

1. PRE-EXISTING INTEREST IN CORPORATE SUCCESS. Candidate directors must personally have owned at least $2,000 worth of Company common stock for at least one year prior to their nomination as a candidate for the board.

2. CONFLICT OF INTEREST DISCLOSURE. Upon nomination to the board, each candidate director must declare any known or reasonably likely potential conflicts of interest, and affirm that his personal relationships with other members of corporate management, personal political beliefs and personal involvement with other organizations and businesses will not materially conflict with the interests of shareholders. Conflict of interest disclosures should be posted on the Company web site. Directors should update their conflict of interest disclosures annually and director recusals from specific Company matters based on conflict of interest should be posted on the Company web site.

3. COMPENSATION TIED TO CORPORATE SUCCESS. Exclusive of expenses, director compensation is limited to Company common stock only. The annual amount of such compensation should not exceed the amount of common stock that the board member directly owns.

These by-law changes would only apply to new directors elected to the board starting in 2010. They are not intended to disqualify any existing directors or directors up for election in the current year.

Supporting Statement:

The purpose of the board of directors is to oversee Company management on behalf of shareholders. We are concerned that existing policies concerning board qualifications and compensation are insufficient to ensure that directors are carrying out their fiduciary responsibilities to shareholders. To remedy this deficiency, we propose to amendments the Company by-laws.

First, directors should have a pre-existing financial interest and commitment to the Company — at least to the extent shareholders are required to have before they are permitted to file shareholder proposals under SEC proxy rules.

Second, directors are the shareholders' representatives in the Company. As such conflicts of interest must be avoided. Conflicts of interest should be disclosed prior to director elections so that shareholders can decide whether a director's ability to act in the interest of shareholders is compromised. Conflicts of interest that develop following election to the board should also be disclosed.

Third, to ensure that directors are acting entirely in the interests of shareholders, directors' financial interest in the Company should be the same as shareholders — that is, director compensation should depend upon the performance and value of the Company's common stock. Annual compensation is limited to the amount of stock a director owns.

We believe these changes to the director qualification and compensation provisions of the corporate by-laws will enhance director accountability to shareholders, reduce director cronyism and, ultimately, improve corporate performance.

Exhibit B

Duke Energy.

David S. Maltz
Vice President, Legal and Assistant Corporate Secretary

Duke Energy Corporation
EC03T / 526 S. Church Street
Charlotte, NC 28202

Mailing Address:
P.O. Box 1006
Charlotte, NC 28201-1006

704-382-3477 phone
704-382-4439 fax
david.maltz@duke-energy.com

VIA OVERNIGHT MAIL

December 15, 2008

Mr. Steven J. Milloy
Managing Partner
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

Re: Duke Energy Corporation (the "Corporation")

Dear Mr. Milloy:

On December 1, 2008, we received your request to include several stockholder proposals in the Corporation's 2009 annual proxy statement. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of certain procedural defects in your submission, as described below. For your convenience, I have included a copy of Rule 14a-8 with this letter.

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal for a particular shareholder's meeting. We believe you have submitted multiple proposals for inclusion in the 2009 annual proxy statement. Accordingly, as required by Rule 14a-8(c) and Rule 14a-8(f), within 14 calendar days after receipt of this letter, please revise your submission so that you are submitting only one proposal. Please note that if we do not receive your revised submission within 14 calendar days of your receipt of this letter, we may properly exclude your proposal from our 2009 proxy statement. Please send the requested documentation to my attention at the address above.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable rule of the Securities and Exchange Commission.

Thank you again for your interest in Duke Energy Corporation.

Sincerely,

David S. Maltz

Enclosure

cc: James E. Rogers, Chairman, President and Chief Executive Officer, Duke Energy Corporation
Marc E. Manly, Group Executive, Chief Legal Officer and Corporate Secretary, Duke Energy Corporation

§ 240.14a-8 Shareholder proposals.

top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders.

In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]